[redacted]

14041715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Securities Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 Plaza on the Lake Drive, Suite 200
(No. and Street)

Austin (City) | Texas (State) | 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Sullivan 512 - 342 - 3021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

717 North Harwood (Address) | Dallas (City) | Texas (State) | 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/21/14

OATH OR AFFIRMATION

I, Michael A. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, LP, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

PEGGY DAVIS
MY COMMISSION EXPIRES
March 26, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMHERST SECURITIES GROUP, L.P.

Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners
Amherst Securities Group, L.P.:

We have audited the accompanying financial statements of Amherst Securities Group, L.P., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Dallas, Texas
February 28, 2014

AMHERST SECURITIES GROUP, L.P.

Statement of Financial Condition

December 31, 2013

(In thousands)

Assets

Cash and cash equivalents	$	12,945
Restricted cash		643
Receivable from broker-dealers		85,457
Accrued interest receivable		1,660
Securities purchased under agreements to resell		173,013
Securities owned, at fair value		551,084
Derivative assets		4,083
Furniture and equipment, net		2,204
Receivable from affiliates		535
Receivable from employees		7
Other assets		1,973
Total assets	$	833,604

Liabilities and Partners' Capital

Liabilities:		
Securities sold under agreements to repurchase	$	445,370
Securities sold, not yet purchased, at fair value		170,981
Derivative liabilities		6,472
Payable to broker-dealers		7,464
Principal and interest payable on securities sold		459
Payable to affiliates		3,507
Accounts payable		839
Accrued compensation liability		17,172
Accrued tax liability		292
Other accrued liabilities		1,858
Total liabilities		654,414
Commitments and contingencies (note 7)		
Partners' capital		179,190
Total liabilities and partners' capital	$	833,604

See accompanying notes to financial statements.

AMHERST SECURITIES GROUP, L.P.

Statement of Operations

Year ended December 31, 2013

(In thousands)

Revenues:		
Commission income	$	49,037
Trading profits, net		17,373
Other income		963
Total revenues		67,373
Expenses:		
Commissions, employee compensation and benefits		37,502
Occupancy and equipment costs		11,561
Clearing fees		1,047
Travel		1,661
Depreciation and amortization		1,315
Professional and consulting fees		512
Communications		545
Dues, memberships, subscriptions and seminars		109
Advertising		114
Charitable contributions		93
Regulatory fees and expenses		416
Other expenses		438
Total expenses		55,313
Income before income tax expense		12,060
State income tax expense		645
Net income	$	11,415

See accompanying notes to financial statements.

AMHERST SECURITIES GROUP, L.P.

Statement of Changes in Partners' Capital

Year ended December 31, 2013

(In thousands)

Balance at December 31, 2012	$	185,647
Contributions from partners		7,000
Distributions to partners		(24,872)
Net income		11,415
Balance at December 31, 2013	$	179,190

See accompanying notes to financial statements.

AMHERST SECURITIES GROUP, L.P.

Statement of Cash Flows

Year ended December 31, 2013

(In thousands)

Cash flows from operating activities:		
Net income	$	11,415
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,315
Loss from disposal of fixed assets		133
Change in operating assets and liabilities:		
Receivable and payable to broker-dealers, net		(94,907)
Accrued interest receivable		332
Securities purchased under agreements to resell		13,169
Securities owned, at fair value		(81,439)
Derivative assets		(966)
Receivable from affiliates		1,716
Receivable from employees		423
Other assets		162
Securities sold under agreements to repurchase		151,882
Securities sold, not yet purchased, at fair value		18,270
Derivative liabilities		4,768
Principal and interest payable on securities sold		49
Payable to affiliates		2,159
Accounts payable		349
Accrued compensation		(1,834)
Accrued tax		158
Other accrued liabilities		(346)
Net cash provided by operating activities		26,808
Cash flows from investing activities:		
Purchase of furniture and equipment		(569)
Proceeds from disposals of furniture and equipment		13
Net cash used in investing activities		(556)
Cash flows from financing activities:		
Capital contributions		7,000
Capital distributions		(24,872)
Net cash used in financing activities		(17,872)
Net increase in cash and cash equivalents		8,380
Cash and cash equivalents at beginning of year		4,565
Cash and cash equivalents at end of year	$	12,945
Supplemental disclosures of cash flow information:		
Income taxes paid	$	486
Interest paid on repurchase agreements		2,195

See accompanying notes to financial statements.

(1) Nature of Business

Amherst Securities Group, L.P. (the Partnership) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in Colorado, Connecticut, Florida, Illinois, New Jersey, New York, Montana, Texas and Virginia. The Partnership operates under the provisions of Rule 15c3-3 of the SEC and has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Partnership conducts substantially all business through its primary clearing broker Pershing, LLC (Pershing).

The Partnership is a Texas Limited Partnership. The sole limited partner is Amherst ASG Holdings, LLC (AAH), which is wholly owned subsidiary of Amherst Holdings, LLC (AHLLC). The general partner is ASG General Partner, Inc., which is wholly owned by AAH.

(2) Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments which may be withdrawn at any time without penalty or have an original maturity of three months or less to be cash equivalents.

(d) Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values in the statement of financial condition. Realized and unrealized gains and losses are included in trading profits in the statement of operations.

(Continued)

(e) *Furniture and Equipment*

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment and software	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated life or lease term

Assets are periodically reviewed for impairment, if any.

(f) *Revenue Recognition*

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net trading profits. Trading profits also consist of realized gains or losses on securities, which are reported on a trade date basis and are net of the related interest income and expense which totaled $28.6 million and $5.4 million, respectively, for the year ended December 31, 2013. The Partnership uses specific identification to determine the cost of a security sold.

Commission revenue represents management's allocation of total trading revenue attributable to the Partnership's sales team. The allocation provides a basis by which the sales team's effort is measured and is referenced in determining compensation for members of the sales team. The Partnership generally does not receive commission revenue or otherwise charge sales commissions in executing customer orders. The expense associated with commission revenue is recorded as incurred.

The Partnership does not carry or clear customer accounts and all customer transactions are executed and cleared with another broker on a fully disclosed basis. This broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the SEC, and to perform all services customarily incident thereto.

(g) *Financial Instruments and Credit Risk*

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivable from broker-dealers, accrued interest receivable, securities owned, securities purchased under agreements to resell, securities sold under agreements to repurchase, notes receivable from employees, and receivables from affiliates. Securities owned consist of securities held for trading purposes. The financial instruments of the Partnership are reported at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments. Securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

While the Partnership's cash and cash equivalents are on deposit with FDIC insured financial institutions, at times such deposits exceed the insured limits. The Partnership had cash and cash equivalents balances in excess of federally insured limits at December 31, 2013. The Partnership has not experienced any losses in such accounts.

(h) Income Taxes

The Partnership is not subject to federal income taxes. Instead the partners are individually liable for federal income taxes on their respective share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Partnership is subject to taxes in various states.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Partnership recording a tax liability that would reduce net assets. Based on its analysis, the Partnership has determined that there are no unrecognized tax benefits that would have a material impact on the Partnership's financial position or results of operations. The Partnership is subject to income tax examinations for years after 2010 under the normal statutes.

(i) Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell (reverse repurchase agreements) or the sale of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest receivable or payable is included in the value presented for reverse repurchase and repurchase agreements, respectively. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2013, the fair value of the collateral on securities sold subject to repurchase was approximately $510 million and the contract value, including accrued interest was approximately $445 million. At December 31, 2013, the fair value of the collateral and the contract value including accrued interest on securities purchased subject to resale was approximately $173 million.

(j) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, credit default swaps, both exchange traded or bi-lateral (collectively CDS), options and mortgage-backed to-be-announced securities (TBAs) and securities sold, not yet purchased. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on securities owned. The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in securities owned. The Partnership enters into CDS to manage its exposure to the market

and/or reduce its risk exposure to defaults of corporate issuers. The Partnership records the change in fair value of these off-balance-sheet transactions as of the balance sheet date and records either an asset or liability and recognizes either a gain or a loss related to these transactions. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

(k) Subsequent Events

The Partnership returned $2 million of earnings and capital to AAH subsequent to year end. The Partnership has evaluated subsequent events from the statement of financial condition date through the date the financial statements were issued, and determined there are no other items to be disclosed

(l) Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB), the American Institute of Certified Public Accountants, and the SEC are not believed by management to have a material impact on the Partnership's financial statements.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). Determining fair value includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The Partnership values most securities that it holds on a daily basis. The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Partnership for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Partnership's Level 1 assets and liabilities include U.S. Treasuries, agency debentures and exchange traded instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs. The

Partnership's Level 2 assets include fixed income debt securities (structured government, nongovernment and private issue mortgage-backed securities) and bi-lateral, single-name CDS agreements where the Partnership has purchased protection. Valuations are generally compared with third party pricing services for identical or comparable assets and are determined through use of valuation methodologies using observable market inputs.

The Level 2 positions held by the Partnership are valued based on model driven valuations, whereby all significant inputs are observable or can be derived from or corroborated by observable market data. Valuation of securities is based on both third party and proprietary models, and inputs are documented in accordance with the fair value measurements hierarchy. The valuation process considers various assumptions, including quoted forward prices, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party's pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on nonbinding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques. There were no Level 3 investments during the years ended December 31, 2013 and 2012.

The following table sets forth the Partnership's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 (in thousands):

Description	Total	Level 1	Level 2
Financial instruments owned:			
U.S. government and agency securities	$ 362,161	13,691	348,470
Nongovernment bonds	188,923	—	188,923
Equities	—	—	—
Total securities	551,084	13,691	537,393
Derivatives (note 11)	4,083	3,809	274
Total assets	$ 555,167	17,500	537,667
Financial instruments sold, not yet purchased:			
U.S. government and agency securities	$ 170,975	170,975	—
Nongovernment bonds	6	—	6
Total securities	170,981	170,975	6
Derivatives (note 11)	6,472	6,472	—
Total liabilities	$ 177,453	177,447	6

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013. The unrealized trading gain/loss as of December 31, 2013 on Securities owned and Securities sold was a net gain of $1.7 million. Securities owned are held by a clearing organization as collateral for amounts payable to such clearing organization.

(4) Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2013 (in thousands):

Computer equipment and software	$	3,084
Furniture and fixtures		1,743
Leasehold improvements		3,449
Total furniture and equipment		8,276
Less accumulated depreciation and amortization		(6,072)
Furniture and equipment, net	$	2,204

For the year ended December 31, 2013, the Partnership recorded approximately $1.3 million in depreciation and amortization expense.

(5) Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Partnership had net capital and net capital requirements of approximately $90.7 million and approximately $2.1 million, respectively. The Partnership's aggregate indebtedness to net capital ratio was .3479 to 1.

(6) Employee Benefit Plans

AHLLC indirectly sponsors a 401(k) plan for all eligible employees of the Partnership, AHLLC and other U.S. subsidiaries of AHLLC. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. AHLLC may elect to make additional contributions to the plan at its discretion. The cost of additional contributions is allocated to each employer company. No discretionary contribution was approved by the Board of Managers of AHLLC related to the year ended December 31, 2013.

(7) Commitments and Contingencies

(a) Clearing Agreement

Pershing acts as the primary clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Pershing. The clearing agreement with Pershing calls for a minimum annual charge of $180,000.

(Continued)

(b) Cash Collateral and Requirements

Letters of credit related to office leases have been issued by a financial institution that the Partnership has a banking relationship with, and the financial institution requires that cash collateral equal to the face value of the combined letters of credit remain on deposit with the financial institution for the term of the letters of credit. The letters of credit may be renewed annually upon mutual agreement of terms by the financial institution and the Partnership. The Partnership has the obligation of providing acceptable letters of credit to the lessors in order to comply with the terms of the lease for the portion of the lease term for which the letters of credit must be in place. As of December 31, 2013, approximately $393,000 was pledged as collateral for the letters of credit outstanding and included in restricted cash.

During 2010, the Partnership obtained a credit card used exclusively for routine company purchases that required cash collateralization to support the credit advance balance authorized by the issuer, Comerica Bank. As of December 31, 2013, approximately $250,000 was pledged as collateral for the credit line outstanding and included in restricted cash.

(c) Lease Commitments

The Partnership leases office facilities under noncancelable operating lease agreements which expire at various times through October 2021. Certain of these lease agreements include scheduled rent increases or provide for incentive payments to be made to the Partnership as part of the terms of the lease. Scheduled rent increases, along with any lease incentives, are included in rent expense on a straight-line basis over the lease term. When a lease provides for fixed escalations of the minimum rental payments, the difference between the straight-line rent charged to expense and the amount payable under the lease is recognized as deferred rent. Reimbursements received for lease incentives are recorded as a deferred lease incentive and will reduce rent expense over the remaining lease term. Deferred rent and lease incentives of approximately $1.1 million are included in other accrued liabilities. The Partnership also leases various types of software and equipment under operating lease agreements expiring at various dates through July 2018.

At December 31, 2013, the future minimum rental payments required under the various lease agreements are as follows (in thousands):

Year ending December 31:		
2014	$	5,679
2015		1,980
2016		1,611
2017		1,617
2018		1,387
Thereafter		2,436
Total	$	14,710

(8) Related Party Transactions

At December 31, 2013, the Partnership serves as the primary operating entity within the group that includes subsidiaries of AHLLC. As such, the Partnership makes disbursements and pays employment costs, on behalf of these related entities. All disbursements and employee costs are allocated to the other entities based upon either specific identification or upon relative use of the costs incurred. In 2013 $1.5 million in employee costs were allocated from the Partnership to the other entities, At December 31, 2013, total net amounts due from entities consolidated under AHLLC were (in thousands):

Due from Amherst Derivatives Trading, LLC	$	2
Due from Amherst Advisory & Management, LLC		41
Due from Amherst Funding Group, LP		338
Due From Amherst International Limited		2
Due from Main Street Renewal Partners, LLC		152
Total receivable from affiliates	$	535
Due to Amherst Holdings, LLC	$	3,507
Total payable to affiliates	$	3,507

During 2013, the Partnership executed transactions on behalf of its affiliate Amherst Advisory & Management, LLC (AA&M), a registered investment advisor, and has recognized approximately $107,000 in commission and trading revenue in the statement of operations for the year ended December 31, 2013.

The Partnership transferred both a security at fair value and the related creditor's rights agreement between the Partnership and its affiliate AA&M, to Amherst Derivatives Trading, LLC (ADT), also an affiliate of the Partnership, as the Partnership no longer expected the security to be actively traded. Under the terms of the creditor's rights agreement, the counterparty reimburses AA&M for certain expenses incurred pursuing claims against the issuer of the security and benefits from any settlement with the issuer net of success fees earned by AA&M. As of December 31, 2013, the Partnership has recognized approximately $185,000 of expenses and a reimbursement from ADT of $295,000 for a net $110,000 in income related to transferring the security and creditor's rights agreement to ADT, which is included in trading profits in the statement of operations for the year ended December 31, 2013.

During 2013, the Partnership also had approximately $7,000 in miscellaneous employee receivables as of December 31, 2013.

(9) Fair Value of Financial Instruments

Securities owned and securities sold are reported at their fair values (note 3). Repurchase and reverse repurchase agreements are reported at contract value. The carrying amounts of repurchase and reverse repurchase agreements and all other financial instruments of the Partnership approximate fair value because of the short maturity of the instruments and sufficiency of collateral.

(10) Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in note 1, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

The Partnership has approximately $827 million, or 99%, of its total assets in cash and cash equivalents, securities owned, securities purchased under agreements to resell, derivatives and receivable from broker-dealers. The Partnership also has approximately $631 million, or 97%, of its total liabilities in securities sold, principal and interest payable on securities sold, derivatives and payable to broker-dealers.

The Partnership has sold securities, not yet purchased. The Partnership has recorded these obligations in the financial statements at December 31, 2013 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

As discussed in note 11, the Partnership also invests in certain derivative instruments which present off-balance-sheet risk.

(11) Derivative Contracts

Investments in derivative contracts are subject to additional risks that can result in a loss of the investment. The Partnership's activities and exposure are classified by the following underlying risks: interest rate and credit risks. In addition, the Partnership is also subject to counterparty risk should its counterparties fail to meet the terms of their contracts. The Partnership manages its exposure to these risks through a variety of control procedures, including daily review of trading positions.

The Partnership records its derivatives at fair value and the changes in fair value of these instruments are included in trading profit in the statement of operations.

(a) Credit Default Swaps

CDS contracts involve arrangements between the Partnership and a counterparty, which allow the Partnership to be protected against losses incurred as a result of a default by the security or other asset referenced in the CDS agreement (the reference obligation).

When the Partnership buys credit protection using a CDS, it pays or receives a premium to the counterparty depending on market value, and the counterparty agrees to make a payment to compensate the Partnership for losses upon the occurrence of a credit event relating to the reference obligation. Alternatively, when the Partnership sells protection using a CDS, it receives or pays premium payments in exchange for assuming the credit risk of the reference obligation. Credit events are defined and agreed upon by the counterparties to the agreement and may include, but are not limited to bankruptcy, failure to pay, restructuring, obligation acceleration/default, or repudiation. The change in market value of the CDSs over the period held is recorded as trading profit or loss in

the statement of operations. The Partnership only sells protection using CDS where it has purchased protection on the same reference obligation of equal or greater value. As a result, the Partnership is not subject to loss on these investments other than risk of loss due to counterparty payment risk and is only obligated to make premium payments while a party to the CDS agreement.

At December 31, 2013 the Partnership has sold protection using CDS contracts with a $26 million notional amount. At December 31, 2013 the Partnership has purchased protection using CDS contracts with a $114 million notional amount.

(b) *Mortgage-Backed to-be-Announced Securities (TBA)*

The Partnership has invested in TBAs to reduce interest rate exposure on marketable securities owned. TBAs are forward mortgage-backed securities trades. The actual mortgage-backed security that will be delivered to fulfill a TBA trade is not designated at the time the trade is made. The securities are "to be announced" 48 hours prior to the established trade settlement date. TBAs may be held to maturity or paired-off at any time. Whether the TBA is held to maturity or paired-off, one party must pay the other party the economic difference in the value of the TBA between the date it was entered into and the date it is terminated or the date its maturity date is extended. A third option is to deliver to the counterparty the mortgage-backed securities that are required to satisfy the forward agreement. The Partnership's TBAs are scheduled to terminate between 30 and 45 days at any given time.

At December 31, 2013 the Partnership had no long exposure TBA contracts. At December 31, 2013 the Partnership had eleven short exposure TBA contracts with a $294 million notional amount.

(c) *Statement of Financial Condition*

The fair value amounts of derivative instruments in the statement of financial condition, categorized by primary underlying risk, as of December 31, 2013 are as follows (in thousands):

Primary underlying risk	Derivative assets	Derivative liabilities
Interest rate:		
TBAs	$ 1,047	—
Total interest rate	1,047	—
Credit:		
CDSs	3,036	6,472
Total credit	3,036	6,472
Gross derivative assets and liabilities	$ 4,083	6,472

(d) Statement of Operations

The net gains (losses) included in the statement of operations as trading profits for both derivative and nonderivative instruments, categorized by type of instrument, for the year ended December 31, 2013 are as follows (in thousands):

Debt securities	$	25,490
TBAs		2,192
CDSs		(10,309)
Total trading profits, net	$	17,373

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Partners
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

Schedule I

AMHERST SECURITIES GROUP, L.P.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

(In thousands)

Total partners' capital qualified for net capital	$	179,190
Liabilities subordinated to the claims of general creditors		—
		179,190
Deductions for nonallowable assets:		
Furniture and equipment, net		2,204
Receivable from affiliates		535
Aged receivables		11
Customer receivables		54
Receivable from employees		7
Derivative assets		2,127
Other assets		1,972
Total nonallowable assets		6,910
Other deductions:		
Haircuts on repurchase agreements		43,741
Other deductions		424
Total deductions and/or charges		51,075
Net capital before haircuts on securities (tentative net capital)		128,115
Haircuts on securities		37,444
Net capital	$	90,671
Aggregate indebtedness:		
Accounts payable and accrued liabilities:		
Accounts payable	$	2,324
Payables to broker-dealers		7,338
Accrued compensation liability		17,172
Accrued tax liability		292
Payable to affiliates		3,507
Principal and interest payable on securities sold		540
Other accrued liabilities		373
Total aggregate indebtedness	$	31,546
Computation of basic net capital requirement:		
Minimum net capital required (greater of $ 250,000 or 6 2/3% of aggregate indebtedness)	$	2,103
Net capital in excess of minimum requirement		88,568
Ratio of aggregate indebtedness to net capital		.3479 to 1

See accompanying report of independent registered public accounting firm.

AMHERST SECURITIES GROUP, L.P.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(In thousands)

Reconciliation with Partnership's Computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report filed with the FINRA on January 27, 2014	$	137,618
Audit adjustments:		
Net effect of adjustments to net income		(3,349)
Net effect of adjustments to other deductions		(42,000)
Net effect of adjustments to haircuts on securities		168
Net effect of adjustments to deductions for non-allowable assets		(1,766)
Net capital per audit	$	90,671

See accompanying report of independent registered public accounting firm.

AMHERST SECURITIES GROUP, L.P.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Partnership is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying report of independent registered public accounting firm.

Schedule III

AMHERST SECURITIES GROUP, L.P.

Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2013

The Partnership is exempt from Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Partners
Amherst Securities Group, L.P.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Amherst Securities Group, L.P. (the Partnership), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045364 FINRA DEC
AMHERST SECURITIES GROUP LP 17*17
ATTN MIKE SULLIVAN
5001 PLAZA ON THE LK STE 300
AUSTIN TX 78746-1078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kimberley Sheehan (512) 342-3020

2. A. General Assessment (item 2e from page 2) $ 165,893

B. Less payment made with SIPC-6 filed (exclude interest) (82,969)

07/30/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 82,924

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 82,924

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amherst Securities Group, LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26th day of February, 20 14

SVP / Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 69,662,509
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	2,916,922
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	
2c Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,016,276
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,205,950	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,222,226
2d. SIPC Net Operating Revenues	$ 66,357,205
2e. General Assessment @ .0025	$ 165,893 (to page 1, line 2.A)